UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Vonage Holdings Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

92886T201 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92886T201	13G	Page 2 of 17 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

Bain Capital Venture Fund 2005, L.P. EIN No.: 20-1330342
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,747,634
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

1,747,634
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,747,634
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3%
12.	TYPE OF REPORTING PERSON

PN

CUSIP No. 92886T201	13G	Page 3 of 17 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

BCIP Associates III, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

247,371
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

247,371
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

247,371
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.16%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 92886T201	13G	Page 4 of 17 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

BCIP Associates III-B, LLC EIN No.:
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

6,642
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

6,642
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,642
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

less than .01%
12.	TYPE OF REPORTING PERSON

OO

CUSIP No. 92886T201	13G	Page 5 of 17 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

Sankaty Credit Opportunities, L.P. EIN No.: 51-0422167
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

673,957
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

673,957
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

673,957
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.44%
12.	TYPE OF REPORTING PERSON

PN

CUSIP No. 92886T201	13G	Page 6 of 17 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

Sankaty Credit Opportunities II, L.P. EIN No.: 20-2170582
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,752,285
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

1,752,285
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,752,285
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.13%
12.	TYPE OF REPORTING PERSON

PN

CUSIP No. 92886T201	13G	Page 7 of 17 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

Prospect Harbor Credit Partners, L.P. EIN No.: 20-0606486
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

269,582
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

269,582
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

269,582
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.17%
12.	TYPE OF REPORTING PERSON

PN

CUSIP No. 92886T201	13G	Page 8 of 17 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities only)

Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

5,391,648
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

5,391,648
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,391,648
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.48%
12.	TYPE OF REPORTING PERSON

PN

SCHEDULE 13G

Item 1	(a)	Name of Issuer:

The name of the issuer to which this filing on Schedule 13G relates is Vonage Holdings Corp. (the “Company”).

1	(b)	Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 23 Main Street, Holmdel, NJ 07733.

Item 2	(a)	Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Venture Fund 2005, L.P., a Delaware limited partnership (“BCVF”), (2) BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III LLC”), (3) BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B LLC”), (4) Sankaty Credit Opportunities, L.P., a Delaware limited partnership (“COPS”), (5) Sankaty Credit Opportunities II, L.P., a Delaware limited partnership (“COPS II”), (6) Prospect Harbor Credit Partners, L.P., a Delaware limited partnership (“Prospect Harbor”), and (7) Brookside Capital Partners Fund, L.P., a Delaware limited partnership (“Brookside”).

Bain Capital Venture Partners, L.P., a Delaware limited partnership (“BVP”), is the sole general partner of BCVF. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the sole general partner of BVP. Mr. Michael A. Krupka is the sole managing member of BCVI.

BCIP Associates III, a Cayman Islands partnership (“BCIP III”) is the manager and sole member of BCIP III LLC. BCIP Associates III-B, a Cayman Islands partnership (“BCIP III-B”) is the manager and sole member of BCIP III-B LLC. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the managing partner of each of BCIP III and BCIP III-B. BCVI is attorney-in-fact of BCI.

Sankaty Credit Opportunities Investors, LLC, a Delaware limited liability company (“COPS Investors”), is the general partner of COPS. Sankaty Credit Opportunities Investors II, LLC, a Delaware limited liability company (“COPS Investors II”), is the general partner of COPS II. Prospect Harbor Investors, LLC, a Delaware limited liability company (“PHI”), is the sole general partner of Prospect Harbor. Sankaty Credit Member, LLC (“SCM”) is the sole managing member of each of COPS Investors, COPS Investors II, and PHI. Mr. Jonathan S. Lavine is the sole managing member of SCM.

Brookside Capital Investors, L.P., a Delaware limited partnership (“BCI LP”), is the sole general partner of Brookside. Brookside Capital Management, LLC, a Delaware limited liability company (“BCM”), is the sole general partner of BCI LP. Mr. Domenic J. Ferrante is the sole managing member of BCM.

BCVF, BCIP III LLC, BCIP III-B LLC, COPS, COPS II, Prospect Harbor and Brookside have entered into a Joint Filing Agreement, dated February 14, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which BCVF, BCIP III LLC, BCIP III-B LLC, COPS, COPS II, Prospect Harbor and Brookside have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

2	(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons, BVP, BCVI, BCI, COPS Investors, COPS Investors II, PHI, SCM, BCI LP and BCM is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

2	(c)	Citizenship:

Each of the Reporting Persons, BVP, BCVI, BCI, COPS Investors, COPS Investors II, PHI, SCM, BCI LP and BCM is organized under the laws of the State of Delaware. Mr. Krupka, Mr. Lavine, and Mr. Ferrante are citizens of the United States.

2	(d)	Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G relates is Common Stock, par value $0.01 per share (“Common Stock”).

2	(e)	CUSIP Number:

The CUSIP number of the Company’s Common Stock is 92886T201.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

	☐	If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4	(a)	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 10,089,119 shares of Common Stock of the Company representing, in the aggregate, 6.51% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 154,922,633 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of October 31, 2006 based on the Company Form 10-Q for the period ended September 30, 2006.

As of the close of business on December 31, 2006, the following shares were owned by the Reporting Persons:

BCVF owned 1,747,634 shares of the Company, representing approximately 1.3% of the Company’s Outstanding Shares. BCVF acts by and through its general partner, BVP. BVP acts by and through its general partner, BCVI. Mr. Krupka is the managing member of BCVI.

BCIP III LLC owned 247,371 shares of the Company, representing approximately 0.16% of the Outstanding Shares. BCIP III LLC acts by and through its manager and sole member, BCIP III. BCIP III acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

BCIP III-B LLC owned 6,642 shares of the Company, representing less than 0.01% of the Outstanding Shares. BCIP III-B LLC acts by and through its manager and sole member, BCIP III-B. BCIP III-B acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

COPS owned 673,957 shares of the Company, representing approximately 0.44% of the Outstanding Shares. COPS acts by and through its general partner, COPS Investors. COPS Investors acts by and through its managing member, SCM. Mr. Lavine is the managing member of SCM.

COPS II owned 1,752,285 shares of the Company, representing approximately 1.13% of the Outstanding Shares. COPS acts by and through its general partner, COPS Investors II. COPS

Investors II acts by and through its managing member, SCM. Mr. Lavine is the managing member of SCM.

Prospect Harbor owned 269,582 shares of the Company, representing approximately 0.17% of the Outstanding Shares. Prospect Harbor acts by and through its general partner, PHI. PHI acts by and through its managing member, SCM. Mr. Lavine is the managing member of SCM.

Brookside owned 5,391,648 shares of the Company, representing approximately 3.48% of the Outstanding Shares. Brookside acts by and through its general partner, BCI LP. BCI LP acts by and through its general partner, BCM. Mr. Ferrante is the managing member of BCM.

No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

4	(b)	Percent of Class:

See Item 4(a) hereof.

4	(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote:

BCVF	1,747,634
BCIP III LLC	247,371
BCIP III-B LLC	6,642
COPS	673,957
COPS II	1,752,285
Prospect Harbor	269,582
Brookside	5,391,648

(ii)	shared power to vote or to direct the vote:

0

(iii)	sole power to dispose or to direct the disposition of:

BCVF	1,747,634
BCIP III LLC	247,371
BCIP III-B LLC	6,642
COPS	673,957
COPS II	1,752,285
Prospect Harbor	269,582
Brookside	5,391,648

(iv) shared power to dispose or to direct the disposition of:

0

Item 5	Ownership of Five Percent or less of a Class:

Not Applicable

Item 6	Ownership of more than Five Percent on behalf of another person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certifications:

Not Applicable

Dated: February 14, 2007

BAIN CAPITAL VENTURE FUND 2005, L.P.

By	Bain Capital Venture Partners, L.P., its general partner

By	Bain Capital Venture Investors, LLC, its general partner

BCIP ASSOCIATES III, LLC

BCIP ASSOCIATES II-B, LLC

By	Bain Capital Venture Investors, LLC, its attorney-in-fact

By:	/s/ Michael Krupka
Michael Krupka
Managing Director

Sankaty Credit Opportunities, L.P.

By	Sankaty Credit Opportunities Investors, LLC, its general partner

By	Sankaty Credit Member, LLC, its managing member

By:	/s/ Jonathan Lavine
Jonathan S. Lavine
Managing Member

Sankaty Credit Opportunities II, L.P.

By	Sankaty Credit Opportunities Investors II, LLC, its general partner

By	Sankaty Credit Member, LLC its managing member

By:	/s/ Jonathan Lavine
Jonathan S. Lavine
Managing Member

Prospect Harbot Credit Partners, L.P.

By	Prospect Harbor Investors, LLC, its general partner

By	Sankaty Credit Member, LLC its managing member

By:	/s/ Jonathan Lavine
Jonathan S. Lavine
Managing Member

Brookside Capital Partners Fund, L.P.

By	Brookside Capital Investors, L.P. its general partner

By	Brookside Capital Management, LLC its general partner

By:	/s/ Domenic Ferrante
Domenic J. Ferrante
Managing Member

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated February 14, 2007

BAIN CAPITAL VENTURE FUND 2005, L.P.

By	Bain Capital Venture Partners, L.P., its general partner

By	Bain Capital Venture Investors, LLC, its general partner

BCIP ASSOCIATES III, LLC

BCIP ASSOCIATES II-B, LLC

By	Bain Capital Venture Investors, LLC, its attorney-in-fact

By:	/s/ Michael Krupka
Michael Krupka
Managing Director

SANKATY CREDIT OPPORTUNITIES, L.P.

By	Sankaty Credit Opportunities Investors, LLC, its general partner

By	Sankaty Credit Member, LLC its managing member

By:	/s/ Jonathan Lavine
Jonathan S. Lavine
Managing Member

SANKATY CREDIT OPPORTUNITIES II, L.P.

By	Sankaty Credit Opportunities Investors II, LLC, its general partner

By	Sankaty Credit Member, LLC its managing member

By:	/s/ Jonathan Lavine
Jonathan S. Lavine
Managing Member

PROSPECT HARBOR CREDIT PARTNERS, L.P.

By	Prospect Harbor Investors, LLC, its general partner

By	Sankaty Credit Member, LLC its managing member

By:	/s/ Jonathan Lavine
Jonathan S. Lavine
Managing Member

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By	Brookside Capital Investors, L.P. its general partner

By	Brookside Capital Management, LLC its general partner

By:	/s/ Domenic Ferrante
Domenic J. Ferrante
Managing Member